Exhibit 99.1

WNS Expands Intelligent Automation Capabilities with Acquisition of Vuram

NEW YORK, NY and MUMBAI, INDIA, July 1, 2022 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced it has acquired Vuram, a global leader in enterprise automation services. Vuram helps companies accelerate digital transformation by aligning, automating, and optimizing processes using a combination of low-code software applications and intelligent automation platforms. By integrating these technologies into core business operations, Vuram is able to drive end-to-end enterprise automation and the creation of custom, scalable BPM solutions. These solutions include the ability to extract, collect, and categorize data using OCR and AI-based document processing, develop rule-based processing engines and ML-based augmentation, and leverage advanced analytics to improve decision-making. Vuram has also created customizable, low-code, “plug and play” solutions across front, middle, and back-office functions, including industry-specific solutions for the Banking/Financial Services, Insurance, and Healthcare verticals.

“WNS expects that the acquisition of Vuram will accelerate our organizational journey towards digitally-led, human-assisted services and solutions. Their depth of knowledge in helping large global companies drive fast, scalable enterprise automation and business transformation is well-aligned with WNS’ short-term and long-term strategic plans,” said Keshav Murugesh, WNS’ Chief Executive Officer. “We believe that Vuram is an excellent fit for WNS with respect to capability, approach, and culture, and brings a proven track record of delivering strong growth, healthy margins, and exceptional customer value. We are pleased to welcome the Vuram team to WNS.”

“Vuram is excited to join forces with WNS, an established leader in Business Process Management,” said Venkatesh Ramarathinam, Vuram’s Founder and CEO. “By combining the unique capabilities of our two companies, we will enable clients to accelerate the automation, optimization, and transformation of their business models. We look forward to working with the WNS team to continue to create custom, technology-led solutions, and competitive advantage for our BPM clients.”

Founded in 2011 and headquartered in Chennai, India, Vuram currently has approximately 900 people with digital skillsets in India, the United States, Mexico, Australia, Canada, and the UK. Vuram was ranked among India’s best companies to work for in 2022 (#52), and one of the top 25 best workplaces in IT and IT-BPM (2021) by Great Place to Work Institute. The company has also been recognized by industry analysts including Gartner (Change Communications), ISG (Digital Consulting, Digital CX, Data Engineering), and HfS (Integrated & Intelligent Automation Services). Recently, Vuram was named to the Inc 5000 list of fastest-growing US private companies.

Consideration for the transaction is $165.0 million including up-front payment and expected earn-outs, and excludes adjustments for cash, debt, and working capital. WNS has funded the up-front payment for the acquisition with cash on hand. Based on Vuram’s revenue generated in fiscal 2022, the acquisition is expected to add approximately 2% to WNS’ net revenue* in fiscal 2023, and to be accretive to fiscal 2023 adjusted earnings**.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics, and process expertise to co-create innovative, digitally led transformational solutions with over 400 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer experience services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of March 31, 2022, WNS had 52,081 professionals across 54 delivery centers worldwide including facilities in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

*

Net revenue refers to WNS’ revenue less repair payments, which is a non-GAAP financial measure. For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 17, 2022.

**

Adjusted earnings refers to adjusted net income (ANI), which is a non-GAAP financial measure and is calculated as profit excluding goodwill amortization, share-based expense, and amortization of intangible assets and including the tax effect thereon.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company, Vuram, and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, expressed or implied forward-looking statements relating to our expectations regarding the benefits from our acquisition of Vuram, including Vuram’s expected impact on our results of operations. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to Vuram’s expected volume of business and results of operations, our ability to successfully integrate Vuram’s business operations into ours, our ability to successfully leverage Vuram’s capabilities to grow our revenue, expand our service offerings and market share, our ability achieve accretive benefits from our acquisition of Vuram, worldwide economic and business conditions, our dependence on a limited number of clients in a limited number of industries; the impact of the COVID-19 pandemic on our and our clients’ business, financial condition, results of operations and cash flows; currency fluctuations; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; our liability arising from cybersecurity attacks, fraud or unauthorized disclosure of sensitive or confidential client and customer data; telecommunications or technology disruptions; our ability to attract and retain clients; negative public reaction in the US or the UK to offshore outsourcing; our ability to collect our receivables from, or bill our unbilled services to our clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share; and future regulatory actions and conditions in our operating areas, and our ability to manage the impact of climate change on our business. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:

David Mackey EVP - Finance & Head of Investor Relations WNS (Holdings) Limited +1 (646) 908-2615 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com; pr@wns.com